Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

August 20, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter (the “Comment Letter”), dated August 6, 2008, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2008.

The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter.  Page references in the responses below are to the 2007 Form 10-K.

Critical Accounting Policies

Third Party Reimbursement, page 53

1.
Please refer to your response to our prior comments two and four.  Your responses discuss a hypothetical 1% change in expected reimbursement and allowance for doubtful accounts.  We do not believe that hypothetical changes in balance amounts address our comments and we re-issue comments two and four.  Please note that the comments’ focus is on quantification and disclosure of the impact that reasonable likely changes in your assumptions would have on your financial position and operations.  For example your response to comment two states that payor classification is a key assumption.  Quantification and disclosure of the impact of reasonably likely changes to that assumption would achieve the objective of our comments.

In response to your comments, the Company will modify its sensitivity disclosures, as indicated below, in its next Form 10-Q for the period ended September 30, 2008, or other filing, if earlier.  The italicized print indicates the changes from the Company’s disclosure in its Form 10-K that will be incorporated into the disclosure in response to your comment:

Prior comment #2:
We account for the differences between the estimated program reimbursement rates and the standard billing rates as contractual allowance adjustments, which we deduct from gross revenues to arrive at net operating revenues.  The process of estimating contractual allowances requires us to estimate the amount expected to be received based on payor contract provisions.  The key assumption in this process is the estimated contractual reimbursement percentage, which is based on payor classification and historical paid claims data.  Due to the complexities involved in these estimates, actual payments we receive could be different from the amounts we estimate and record.  If the actual contractual reimbursement percentage under government programs and managed care contracts differed by 1% from our estimated reimbursement percentage, net income for the six months ended June 30, 2008 would have changed by approximately $23.9 million, and net accounts receivable would have changed by $38.8 million.  This represents only one example of reasonably possible sensitivity scenarios.

Prior comment #4:
The process of estimating the allowance for doubtful accounts requires us to estimate the collectibility of self-pay accounts receivable, which is primarily based on our collection history, adjusted for expected recoveries and, if present, anticipated changes in collection trends.  Significant changes in payor mix, business office operations, economic conditions, trends in federal and state governmental healthcare coverage or other third party payors could affect our estimates of accounts receivable collectibility.  If the actual collections percentage differed by 1% from our estimated collection percentage, as a result of a change in  expected recoveries, net income for the six months ended June 30, 2008 would have changed by $10.5 million, and net accounts receivable would have changed by $17.1 million.  This represents only one example of reasonable possible sensitivity scenarios.

Allowance for Doubtful Accounts, page 53

2.	Please refer to your response to our prior comment number three. Please address the following comments:

1.
Revise your disclosure to include a more robust discussion of the facts and circumstances attributable to the charges as discussed in your response so that your rationale for increasing the contractual reserves and allowance for doubtful accounts is transparent to investors,

In response to your comment, the Company will incorporate, as indicated below, its response to prior comment number 3 in its next Form 10-Q for the period ending September 30, 2008, or other filing, if earlier.  The italicized print indicates the changes from the Company’s disclosure in its Form 10-K that will be incorporated into the disclosure in response to your comment:

During the quarter ended December 31, 2007, in conjunction with our ongoing process of monitoring the net realizable value of accounts receivable, as well as integrating the methodologies, data and assumptions used by the former Triad management, we performed various analyses including updating a review of historical cash collections.  As a result of these analyses, we noted deterioration in certain key cash collection indicators.  The primary key cash collection indicator that experienced deterioration during the fourth quarter of 2007 was “cash receipts as a percentage of net revenue less bad debts.”  This percentage decreased to the lowest percentage experienced by us  since the quarter ended September 30, 2006.  Further analysis indicated the primary causes of this deterioration were a continuing increase in the volume of indigent non-resident aliens, an increase in the number of patients qualifying for charity care and a greater than expected impact of the removal of participants from TennCare (Tennessee’s state provided Medicaid program) which increased the number of uninsured patients with limited financial means receiving care at our eight Tennessee hospitals.  During the fourth quarter of 2007, due to the deteriorating cash collections and the desire to standardize processes with those of the former Triad hospitals, we undertook a detailed programming effort to develop data around the deteriorating classes of accounts receivable needed to update its historical cash collections percentages as well as enable it to estimate how much of certain self-pay categories ultimately convert to Medicaid, charity and indigent programs. Triad’s processes for establishing contractual allowances and allowances for bad debts related to accounts classified as Medicaid – pending, charity – pending and indigent non-resident alien included inputs and assumptions based on the historical percentage of these accounts which ultimately qualified for specific government programs or for write-off as charity care.

We used these new inputs and assumptions regarding Medicaid – pending, charity – pending, and indigent non-resident alien in conjunction with the new data developed in the fourth quarter as described above to evaluate the realizability of accounts receivable  and to revise our estimate of contractual allowances for estimated amounts of self-pay accounts receivable that will ultimately qualify as charity care, or that will ultimately qualify for Medicaid, indigent care or other specific governmental reimbursement, resulting in an increase to our contractual reserves of $96.3 million.  Previous estimates of uncollectible amounts for such receivables were included in our bad debt reserves for each period.

Furthermore, in updating the historical collection statistics of all our hospitals, we also took into account a detailed study of the historical collection information for the hospitals acquired from Triad.  The updated collection statistics of the hospitals acquired from Triad also showed subsequent deterioration in cash collections similar to those experienced by the other hospitals that we own.  Therefore, we also standardized the processes for calculating the allowance for doubtful accounts of the hospitals acquired from Triad to that of our other hospitals which, along with the allowance percentages determined from the new collection data, resulted in the recording of an additional $70.1 million of allowance for bad debts.

2.
Tell us why an increase in the volume of indigent non-resident aliens and removal of participants from TennCare resulted in an increase to contractual reserves as opposed to an increase to bad debt expense;

The Company receives reimbursement under governmental programs for indigent non-resident aliens.  The difference between that reimbursement and the standard billing rates is accounted for as a contractual adjustment at the time revenue is recognized.  The resulting receivable from the governmental agency is considered by the Company to be collectible and therefore, does not result in the recognition of bad debt expense.

The disenrollment of participants in Tenncare by the state of Tennessee resulted in an increased number of patients who were near or below poverty levels without medical insurance.  Many of these patients have been proven to qualify for charity care which significantly increased the amount of charity care being recorded.  The policy of the Company, as required by the Audit and Accounting Guide for Health Care Organizations, is to write-off charity care as an adjustment to revenue.  The resulting adjustment to revenue for a patient qualifying for charity care is greater than the contractual allowance adjustment for reimbursement under the Tenncare program.  Accordingly, the shift of former TennCare patients from an insured payor to charity reduces net operating revenue but does not increase bad debt expense.

3.
Reconcile your statements within your response that the noted items increased the number of uninsured patients with limited financial means to your disclosure on page 54 of your Form 10-K.  Such disclosure shows a consistent percentage of gross self-pay receivables of 34.2%, 34% and 34.7% in 2007, 2006 and 2005, respectively.

Several factors that developed during 2007 contributed to the proportional percentage of self-pay accounts receivable to total accounts receivable as disclosed on page 54 of the Company’s Form 10-K.  As described below, each of these factors on its own may have increased or decreased the proportional percentage of self-pay accounts receivable.  However, on a combined basis, the impact of each factor was offset by the impact of the other factors.

•
As noted in our response above, to the extent that the increase in uninsured patients with limited financial means met our charity guidelines, an adjustment was made to remove the revenue and related accounts receivable.  Accordingly, there would be no increase in gross self-pay accounts receivable from these patients.  For those patients that may have been disenrolled from Tenncare and  who did not qualify for charity care, any unpaid balances would have resulted in an increase to gross self-pay receivables, as prior to their disenrollment their receivables would have been classified as insured receivables.

•
As disclosed on page 53 of the Company’s Form 10-K, the Company’s testing of historical collection data indicated a deterioration in cash collections.  Absent other factors this deterioration results in an accumulation of self-pay accounts and thus would have resulted in a corresponding increase in gross self-pay accounts receivable.

•
As noted in the Company’s disclosure of revenues from different payor sources on page 41 of the Company’s Form 10-K, revenues from insured patients grew proportionally more than revenues from self-pay patients resulting in the decrease of self-pay revenue to total revenue from 11.8% in 2006 to 10.0% in 2007.  Absent other factors, this would have resulted in a similar and corresponding decrease in gross self pay accounts receivable to total accounts receivable.

As noted above, the net impact of these factors on the percentage of self-pay accounts receivable to total accounts receivable was that self-pay accounts receivable remained consistent at approximately 34%.

Professional Insurance Liability Claims, page 55

3.
Please refer to your response to our prior comment number five.  It remains unclear how you determined that discounting your unsettled loss reserves for professional liability claims was appropriate.  Please tell us how your company specific information has enabled you to determine that the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed or reliably determinable.  Please see paragraph 132 of SOP 96-1.

As noted in the Company’s previous response, its reserve for professional liability claims is established based upon actuarial calculations utilizing the Company’s history of reported and settled claims, together with related hospital industry and physician malpractice claims data.  The actuarially determined development factors used to project the timing of payments are based on the Company’s historical payment patterns, which encompasses an actual payment history of approximately 20 years.  These development factors indicate that the payment patterns have remained stable from period to period providing a reasonable basis on which to project the timing of such payments.  The Company’s history of claim payments indicates that it’s loss ultimates (claim estimates adjusted each year for actual payments) for 2006 and prior accident years have fluctuated within a range of less than 6% each of the last four years, indicating the Company’s ability to reliably determine such liability.  Additionally, over the last four years, actual annual claim payments have fluctuated from estimated payments for each of those periods by less than 8%, indicating the Company’s ability to estimate the timing of such payments.  As previously indicated, the Company believes Chapter 8 of the AICPA’s Audit and Accounting Guide for Health Care Organizations provides for the discounting of accrued medical malpractice claims.  Also, the Company believes its history of only minor adjustments to its estimated loss ultimates and stable payment patterns, by analogy, are consistent with the guidance in paragraph 132 of SOP 96-1 which indicates the requirement that the amount and timing of payments be “reliably determinable” in order to be discounted.  Furthermore, the Company believes that SEC Staff Accounting Bulletin Topic 5N provides analogous guidance that supports discounting medical malpractice claims liabilities.  The SEC’s interpretive response to Question 1 of the SAB indicates:

“The Staff is aware of efforts by the accounting profession to assess the circumstances under which discounting may be appropriate in financial statements.  Pending authoritative guidance resulting from those efforts however, the staff will raise no objection if the registrant follows a policy for GAAP reporting purposes of:

•	Discounting liabilities for unpaid claims and claim adjustment expenses at the same rates that it uses for reporting to state regulatory authorities with respect to the same liabilities, or
•	Discounting liabilities with respect to settled claims under the following circumstances:
▪	The payment pattern and ultimate cost are fixed and determinable on an individual claim basis, and
▪	The discount rate used is reasonable on the facts and circumstances applicable to the registrant at the time the claims are settled.”

The Company believes its estimates of the amount and timing of professional liability payouts are reliably determinable.  The Company also believes its current practice of discounting medical malpractice claims to be consistent with the AICPA’s Audit and Accounting Guide for Health Care Organizations, consistent in principle with analogous FASB and SEC literature and consistent with industry practice,

Other Matters

Subsequent to filing, on June 20, 2008, the Company’s responses to your prior comment letter, the Company revised its presentation of intercompany amounts in its supplemental financial information presented in accordance with Rule 3-10 of Regulation S-X (including for prior periods) in Note 17 to its Form 10-Q for the period ended June 30, 2008.  The Company does not believe that these revisions are material.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,

/s/ Jeffrey Bagner

Jeffrey Bagner

cc:           Tabatha Akins (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)